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                          SECURITIES AND EXCHANGE COMMISSION

                                WASHINGTON, DC   20549

                                     FORM N18F-1

                   Notification of Election Pursuant to Rule 18f-1

                       Under the Investment Company Act of 1940

                              SAFECO COMMON STOCK TRUST

                               NOTIFICATION OF ELECTION

The undersigned registered open-end investment company, on behalf of the following series: SAFECO U.S. Value Fund ("Series"), hereby notifies the Securities and Exchange Commission that the Series elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.

                                      SIGNATURES

Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the Registrant has caused this notification of Election to be duly executed on its behalf in the City of Seattle and the State of Washington as of the 14th day of July, 1997.

                                       SAFECO COMMON STOCK TRUST


                                           /s/ David F. Hill
                                       ----------------------------------------
                                       David F. Hill
                                       President



Attest:


    /s/ Neal A. Fuller
-----------------------------------
Neal A. Fuller
Assistant Secretary